February 3, 2023

VIA EDGAR

Robert Babula

Gus Rodriguez

Ken Schuler

Irene Barberena-Meissner

Loan Lauren Nguyen

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ramaco Resources, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 23, 2022
File No. 333-267152

Ladies and Gentlemen:

This letter sets forth the responses of Ramaco Resources, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 16, 2022, with respect to the Company’s Amended Registration Statement on Form S-1, filed on November 23, 2022, File No. 333-267152 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 3 to the Registration Statement to Form S-1 (“Amendment No. 3”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 3. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form S-1, filed on November 23, 2022

Pro Forma Cash Available for Dividend For Year Ending December 31, 2022 and 2023, page 4

1.	Revise to discuss why you lowered your pro forma revenue projections for the periods ended December 31, 2022 and 2023, and discuss any known trends in either prices or production volumes that are impacting your pro forma revenue projections.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 21 of Amendment No. 3.

Estimated Cash Available for Dividends for the Years Ending December 31, 2022 and 2023, page 40

2.	We note your revisions in response to prior comment 9 and reissue the comment in part. It appears that the presentation continues to provide information on an annual basis. As you intend to pay specific quarterly dividends, we believe that you should expand your disclosure to provide the presentation on a quarterly basis, including your estimated cash available for distribution on a quarterly basis and the related assumptions.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout Amendment No. 3 to provide the estimated quarterly dividends for the year ending December 31, 2023.

Sincerely,

/s/ Randall W. Atkins
Name:	Randall W. Atkins
Title:	Chairman and Chief Executive Officer

cc:	Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP